Mail Stop 03-05

November 18, 2004

Via Fax and U.S. Mail
Kevin M. Connor, Esq.
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

RE: 	AMC Entertainment Inc.
	Amendment No. 2 to Schedule 13E-3 filed on November 9, 2004
	File No. 5-34911

	Amendment No. 2 to Schedule 14A filed on November 9, 2004
	File No. 1-08747

Dear Mr. Connor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note your response to prior comment 2. It appears from your revisions that the third party co-investors have been identified. If true, please disclose their identities in the filing and, to the extent it has been decided, you should disclose the amount of each party`s investment.
2.
We reissue comment 3. The disclosure on page 88 does not sufficiently detail Goldman`s May 25 presentation. Please revise your disclosure related to this presentation, as well as Lazard`s presentations to the independent committee regarding recapitalization possibilities, to provide detailed summaries as required by Item 1015(b)(6) of Regulation M-A.

Summary Term Sheet, page 2
3. Please revise the first paragraph to clarify that the Management Investors are affiliates of the company.

Background of the Merger, page 35
4. We note your response to comment 6 and the disclosure on page 38. Provide us your analysis regarding whether the additional detail included in your supplemental response is material information that should be disclosed. See Item 1011(b) of Regulation M-A.

Reason for the Independent Committee`s Recommendation; Factors
Considered, page 52
5. Please explain your statement that "the industry has been rationalized since the 1990s" and the reference to the "current uncertainty in the U.S. economy."
6. Please refer to comment 9. Clarify why none of the filing persons considered the positive earnings announcement relative to the announcement of this transaction when they considered the premium to be paid to unaffiliated security holders in this transaction. Also clarify how the Lazard premium analysis supports the special committee`s determination as a "positive" factor. We note the disclosure on page 48 and the fact that that one of the three median figures highlighted here is higher than the consideration to be received in this transaction.

Recommendations of the Independent Committee and the Board of Directors..., page 62
The Independent Committee, page 62
7. We reissue comment 12. Please revise the last two sentences of final paragraph of this section to address why the independent committee did not consider liquidation value rather than why they felt going concern value would be more indicative of the value of the company. In this regard, also please revise the last two sentences of the final paragraph of this section so as to avoid confusion as to what consideration the independent committee gave to the value of the company as a going concern versus the committee`s decision not to consider the "going concern value" of the company. Similarly revise disclosure relating to the board of directors` recommendation.

Position of Holdings and Marquee as to the Fairness of the Merger, page 69
8. We reissue comment 13. If a filing person relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analysis of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. It appears that Marquee and Holdings are relying on the analysis of the board, special committee, Apollo investors and/or JPMP Investors.

Opinion of Lazard, page 74
9. Refer to comment 14. Revise to further clarify the criteria used by Lazard. For example, provide a more exact time frame than "recent." If these criteria result in the identification of additional entities, revise to clarify why those entities were excluded from the analysis.
10. We note the revised disclosure in response to comment 15. We cannot agree that the persons and entity carved out from this opinion are unaffiliated security holders. See Item II.D.3 of the Current Issues Outline. You should revise this disclosure throughout the document accordingly.

Our Projections, page 91
11. Revise to disclose both sets of full projections in the document to be disseminated to security holders, rather than excerpts or summaries.

Anticipated Accounting Treatment, page 115
12. Reference is made to the second paragraph. Please expand your disclosure to explain why you will remain a reporting entity subsequent to the merger. If it is because you will continue to have public debt outstanding, please state this.

Selected Historical Financial and Operating Data, page 136
13. Update the table to include selected financial data for the period ended September 30, 2004. See Rule 3-12 of Regulation S-X.

Where Stockholders Can Find More Information, page 144
14. Please revise to include your Form 10-Q for the quarterly period ended September 30, 2004. Also, include your Form 8-Ks filed on
November 9, 2004 and November 16, 2004, as well as any other applicable filings.

Closing Comments

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

You may contact Katherine Mathis at (202) 942-1994 or David Humphrey, Branch Chief, at (202) 942-1995 if you have questions regarding comments on the financial statements and related matters. Please contact Mat Bazley at (202) 824-5220 with any other questions or you may reach me at (202) 942-1881.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers & Acquisitions


cc: 	Via facsimile: (917) 777-3176
Eileen T. Nugent, Esq.
	Howard L. Ellin, Esq.
	Gregg J. Winiarski, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	4 Times Square
	New York, New York, 10036

Kevin M. Connor, Esq.
AMC Entertainment Inc.
November 18, 2004
Page 1